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                                                                    Exhibit 15.4

                          WESTERN FOREST PRODUCTS INC.

             MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE CHARTER

1.    PURPOSE

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established a Management Resources and Compensation Committee (the "Committee") to assist the Board in the following areas:

      (a) appointing and compensating executive officers and approving succession plans for executive officers;

      (b) approving and reporting to the Board respecting the Corporation's human resources policies for executive officers; and

      (c) overseeing the administration of the Corporation's compensation and benefits plans.

2.    MEMBERS

      Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three (3) members of the Board who meet the independence requirements of "National Policy 58-201 - Corporate Governance Guidelines".

3.    DUTIES

      The Committee shall have the following duties:

      (a) Recommending to the Board persons to be appointed as the executive officers of the Corporation.

      (b) Reviewing matters relating to the performance of the executive officers of the Corporation and, where applicable, succession to the executive officers of the Corporation and making recommendations to the Board in respect of such matters as may appear appropriate to the Committee. The Committee shall report to the Board at least annually on succession planning for executive officers of the Corporation.

      (c) Reviewing and approving corporate goals and objectives relevant to compensation of the Corporation's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation.

      (d) Reviewing compensation policies applicable to other executive officers and other senior management personnel of the Corporation and reviewing and approving the compensation of the corporation's executive officers (except for the CEO, where the Committee will only make a recommendation to the Board regarding compensation).

      (e) Overseeing annual preparation and recommendation to the Board of the Report on Executive Compensation set forth in the Management Proxy Circular.

      (f) Reviewing the terms of all benefit, incentive and other compensation plans for executive officers and other senior management personnel of the Corporation, including, bonus plans, stock option plans and profit sharing plans, and any amendments thereto, and recommending to the Board the establishment, review and approval of amendments from time to time to such plans, as the Committee may deem appropriate.

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      (g)   Recommending to the Board, or approving of, those officers, employees or classes of employees to be designated as eligible for participation in any benefit, incentive, compensation or other benefit plan, and the terms of such participation.

      (h) Reviewing the terms and conditions of all retirement pension plans of the Corporation (both pension plans and retirement savings plans), including overseeing the financial performance of the funds under such plans and making appropriate changes to fund management.

      (i)   Pension Plan Responsibilities:

            - Review and recommend to the Board the establishment of and any material changes to any executive pension plan;

            - Review and recommend to the Board the establishment of and any material changes to any registered pension plans, including any supplementary pension plan;

            - Review and approve the appointment of the actuary for the (actuarial) management of the pension and supplementary pension plans;

            - Meet annually with the Audit Committee to jointly review and assess management's reports on pension plan oversight; and

            - Review management controls and processes with respect to the administration of all pension and supplementary pension plans and compliance with applicable legislation. Confirm with management that an actuarial valuation of the plans' assets and liabilities is completed no less frequently than as required by law.

      (j) Reviewing and recommending to the Board for approval the establishment of any employee incentive or share plan, and, where applicable, overseeing the administration of such incentive plan.

4.    CHAIR

      The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.    MEETINGS

      The Committee will meet at the request of its Chair, but in any event it will meet when required to consider matters referred to it by the Board. Notices calling meetings will be sent to all Committee members, to the CEO of the Corporation, to the Chair of the Board and to all other directors. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.    QUORUM

      A majority of members of the Committee, present in person, by teleconference, or by videoconference, will constitute a quorum.

7.    REMOVAL AND VACANCY

      A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

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8.    EXPERTS AND ADVISORS

      In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.    ACCESS

      The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.   SECRETARY AND MINUTES

      The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board, redacted as may be determined necessary by the Chair to remove any sensitive personnel information not otherwise material to the Board.

11.   GENERAL

      Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

Dated as of May 6, 2005